Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LSG Inc.
11767 south dixie hwy, unit 262
Miami, FL 33156
https://www.lsg.com/

Up to $1,234,995.00 in Common Stock at $7.50
Minimum Target Amount: $19,995.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: LSG Inc.
Address: 11767 south dixie hwy, unit 262, Miami, FL 33156
State of Incorporation: DE
Date Incorporated: January 17, 2020

Terms:

Equity

Offering Minimum: $19,995.00 | 2,666 shares of Common Stock
Offering Maximum: $1,234,995.00 | 164,666 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.50
Minimum Investment Amount (per investor): $495.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest any amount within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 3: Invest $2,500+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4: Invest $5,000+ within the first 2 weeks and receive 18% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 20% bonus shares.

Flash Perk 1: Invest $1,000+ between days 35 – 40 and receive 10% bonus shares.

Flash Perk 2: Invest $1,000+ between days 60 – 65 and receive 10% bonus shares.

Flash Perk 3: Invest $1,000+ between days 85 – 90 and receive 12% bonus shares.

Amount-Based Perks

Tier 1: Invest $2,500+ and receive 4% bonus shares.

Tier 2: Invest $5,000+ and receive 8% bonus shares.

Tier 3: Invest $10,000+ and receive 12% bonus shares.

Tier 4: Invest $25,000+ and receive 18% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

LSG Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $7.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity

to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

LSG (or the "Company") is a global legal technology provider that delivers scalable enterprise and SaaS platforms and professional services designed to enhance the management of legal work. Our innovative solutions focus on driving efficiency, accelerating workflows, and reducing operational costs, and are designed to enable clients to achieve increased profitability through automation and analytics. Our target customer base includes law firms, corporate legal departments, and regulated industries seeking to modernize their operations. With a strong distribution network spanning the United States, the UK, and India, LSG is well-positioned to capture significant market opportunities in the legal tech sector. Key reasons to invest include a robust market for digital transformation, a unique value proposition centered on AI-driven solutions, and a commitment to client-focused service led by an experienced management team. LSG was initially organized as LSG LLC, a Delaware limited liability company on January 17, 2020 and converted to a Delaware corporation on August 13, 2026.

Competitors and Industry

Industry: The global legal tech market is experiencing substantial growth, with a projected CAGR of 8-10% through 2030. This expansion is driven by increased demand for automation and digital transformation in legal services. LSG believes it sits at the forefront of this trend, offering solutions that align with evolving client needs and regulatory requirements.

Competitors: Major competitors in the legal tech space include Clio, LegalZoom, and Thomson Reuters. Each of these companies offers various legal management solutions; however, LSG differentiates itself through its advanced AI capabilities and tailored services that enhance operational efficiency and compliance for legal professionals.

Current Stage and Roadmap

Current Stage: LSG is currently operational with a suite of in-market products, including the Mercury ELMTM and Bilr® (UK trademark registration) platforms, which are designed to optimize legal billing and enterprise legal management processes. Our technology is already being utilized by a diverse range of clients, demonstrating our capability to deliver impactful solutions.

Future Roadmap: In the short term, LSG aims to enhance its product offerings with additional AI features under its "Quark" product brand and expand its market reach in North America and Europe. Medium-term goals include the launch of new managed service solutions and further investment in marketing strategies to drive customer acquisition and retention, solidifying our position as a leader in legal technology. Quark may be integrated with existing large scale client infrastructures, thus, overcoming the issue of "perceived cost of switching". Clients may gain the efficiencies and cost savings by using Quark as an automation "bolt on" to existing applications. We believe this lowers the barrier to selling into larger corporations.

The Team

Officers and Directors

Name: Gary Roy Markham

Gary Roy Markham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member
  Dates of Service: January, 2020 - Present
  Responsibilities: Business Strategy and Development

Other business experience in the past three years:

- Employer: Legal Solutions Group
  Title: Chief Executive Officer
  Dates of Service: August, 2004 - December, 2019
  Responsibilities: Building and deploying ELM and related products and services into insurance and corporate legal

Name: Silvia Susana Ribeiro

Silvia Susana Ribeiro's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Finance Controller, Board Member
  Dates of Service: September, 2020 - Present
  Responsibilities: I oversee the company's finance and accounting functions, ensuring accurate financial reporting and supporting the fundraising process.

Name: Navavi Abdul Aziz

Navavi Abdul Aziz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Business Development, Board Member
  Dates of Service: July, 2020 - Present
  Responsibilities: Oversee business development, sales, and marketing initiatives for our legal technology solutions. My role includes identifying new business opportunities, building client relationships, and supporting the company's growth and capital-raising objectives.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. The shares will also be subject to the Company's Stockholders Agreement. That agreement limits transfers and gives the other stockholders a right of first refusal before a sale to a third party. Those restrictions continue after the 12-month period. See 'The Company's Securities' below. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are

reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

One of our suite of products is still in the prototype phase
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses.. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may

have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
LSG Inc. was formed on January 17, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LSG Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.LSG Inc.

We have existing IP that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and

adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gary R Markham	700,000	Common Stock	70.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 164,666 of Common Stock.

Common Stock

The amount of security authorized is 1,000,000 with a total of 800,000 outstanding.

Voting Rights

Each share of Common Stock is entitled to one vote per share.

Material Rights

AS A CONDITION OF INVESTING IN THIS OFFERING, each investor will be required join the Company's Stockholders Agreement. Please see a summary of that agreement below and the complete agreement attached to the Offering Memorandum as Exhibit F.

Transfers. A stockholder may not transfer shares except for limited permitted transfers, including transfers to family members and related entities, or in an approved sale of the Company. Other sales are subject to a right of first refusal in favor of the other stockholders. A transferee must join the agreement. A transfer made in violation of the agreement is void.

Preemptive rights. Stockholders have a pro rata right to participate in certain future issuances of shares. The right does not apply to specified excluded issuances, including employee equity grants.

Major decisions. Certain major actions, including issuing shares, amending the certificate of incorporation or bylaws, and making a public offering, require the approval of stockholders holding at least two-thirds of the outstanding shares.

Board. The initial stockholders have the right to designate directors. Investors in this offering do not.

Information. The Company must provide stockholders with annual audited financial statements and quarterly financial statements.

Spouses. A stockholder who has a spouse must have that spouse sign a consent to be bound by the agreement.

The total amount outstanding does not include 200,000 shares to be issued pursuant to stock options, reserved but unissued.

Please see the Company's Stockholders Agreement attached to the Offering Memorandum as Exhibit F.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and

most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 700,000
  Use of proceeds: Conversion
  Date: August 13, 2026
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 50,000
  Use of proceeds: Conversion
  Date: August 13, 2026
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 50,000
  Use of proceeds: Conversion
  Date: August 13, 2026
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>
Net Revenue for fiscal year 2024 was $643,867 compared to $687,099 in fiscal year 2025.
- The increase was due to higher sales of our Bilr SaaS application licenses along with acquisition of new enterprise clients.
<u>Cost of Sales</u>
Cost of Sales for fiscal year 2024 was $47,613 compared to $104,103 in fiscal year 2025.
The increase in cost of sales was due primarily to higher spend in paid ads, Social Media content and digital marketing to improve reach, impressions and domain authority

Gross Margins
Gross margins for fiscal year 2024 were $596,254 compared to $582,996 in fiscal year 2025, a decrease of approximately $13,258.
The decrease was due to higher cost of goods services compared with the previous year.
Expenses
Expenses for fiscal year 2024 were $556,022 compared to $493,101 in fiscal year 2025, a decrease of approximately $62,921, or 11.3%.
The decrease was due primarily to the completion of significant elements of our product and development roadmap deliverables along with a slight decrease in management overhead.

Historical results and cash flows:

The Company is currently in the growth; stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because with the injection of fresh capital from this raise, where we are using funds mostly for sales, marketing and advertising, we expect a correlated increase in revenues and cash flows, most likely beginning in Q1 2027 onwards. Past cash was primarily generated through sales. Our goal is to grow the client base and revenues of the Company. We aim to double revenues year on year.
The statements above are forward-looking and reflect management's current expectations, not guarantees of future performance. There can be no assurance that the described growth will occur, or occur within the timeframe indicated.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 26, 2026, , the Company has capital resources available in the form of $9,082 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are somewhat critical to our company's current operations and necessary to fuel our growth plans. These funds are required to support new sales and marketing efforts, including VIBE/Digital marketing, full time sales resources and further systemization of our marketing processes.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for the foreseeable future, albeit on a bootstrapped mode. This is based on current monthly expenses related to salaries, sales and marketing, operations, hosting, development, R & D, currently running at $25-30k.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 15 months. This is based on a graduated, rather than flat, projected monthly burn rate rising to $130,000 for expenses related to sales, marketing, advertising, development and product enhancements, R&D, support and operations. The burn rate is calculated on current and future expenses, post raise, and assumes the raised funds increase our revenues, cash flow and margins, which we estimate will reach an inflection point around month 7.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Gary Markham
  Amount Owed: $30,000.00
  Interest Rate: 0.0%
  Maturity Date: March 06, 2027
  Unsecured. The loan has no fixed repayment date and is rolled over year on year.

Related Party Transactions

- Name of Person: Gary Markham
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Mr. Markham loaned the Company $30,000. As of August 26, 2026, the full $30,000 remains outstanding.
  Material Terms: Unsecured promissory note dated March 6, 2026. The note does not provide for interest, has no fixed repayment date, and is rolled over year on year. The Company is not required to provide any collateral or other assets as security.

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details: This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised. 200,000 shares reserved for future issuance under the Company's equity incentive plan have not been included in this calculation.

Use of Proceeds

If we raise the Target Offering Amount of $19,995.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Legal Technology Solutions
  91.5%
  LSG Inc. provides innovative SaaS platforms that enhance legal work management, driving efficiency and profitability for clients through automation and advanced analytics.

If we raise the over allotment amount of $1,234,995.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Marketing
  60.0%
  The funds raised during this round shall be allocated to sales and marketing, with the remainder supporting operations and some continued product development and enhancements, plus R&D.

- Digital Transformation Services
  11.5%
  The company offers comprehensive digital transformation solutions that help organizations modernize their operations, improve compliance, and drive growth in regulated industries.

- Artificial Intelligence in LegalTech
  20.0%
  LSG leverages AI and machine learning technologies to optimize legal processes, ensuring accuracy and efficiency in billing and invoicing for legal firms.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.lsg.com/ (/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lsg

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR LSG Inc.

[See attached]

LSG Inc. (f.k.a LSG LLC)

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

SET APART

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
LSG Inc. (f.k.a LSG LLC)
Stowe, Vermont

We have reviewed the accompanying financial statements of LSG Inc. (f.k.a LSG LLC) (the "Company"), which comprises the balance sheets as of December 31, 2025, and December 31, 2024, and the related statements of operations, members' equity, and cash flows for the years ended December 31, 2025, and December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart Accountancy Corp.

September 1, 2026
Calabasas, California

LSG INC. (F.K.A LSG LLC)
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2025	2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ 43,877	$ 3,955
Accounts Receivable	41,939	12,624
Prepaids and Other Current Assets	4,116	9,144
Total Current Assets	**89,932**	**25,723**
Total Assets	**$ 89,932**	**$ 25,723**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 13,563	$ 13,487
Credit Cards	14,951	9,124
Total Current Liabilities	**28,514**	**22,611**
Total Liabilities	**28,514**	**22,611**
MEMBERS' EQUITY		
Members' Equity	61,418	3,112
Total Members' Equity	**61,418**	**3,112**
Total Liabilities and Members' Equity	**$ 89,932**	**$ 25,723**

See accompanying notes to financial statements.

LSG INC. (F.K.A LSG LLC)
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
Net Revenue	$ 687,099	$ 643,867
Cost of Services	104,103	47,613
Gross Profit/ (Loss)	**582,996**	**596,254**
Operating Expenses		
General and Administrative	226,134	243,584
Research and Development	264,711	306,829
Selling and Marketing	2,256	5,609
Total Operating Expenses	**493,101**	**556,022**
Operating Income	**89,895**	**40,232**
Interest Expense	-	-
Other Loss/(Income)	2,070	-
Income Before Provision for Income Taxes	**87,825**	**40,232**
Provision/(Benefit) for Income Taxes	-	-
Net Income	**$ 87,825**	**$ 40,232**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2023	**$**	**70**
Members' Distribution		(37,190)
Net Income		40,232
Balance—December 31, 2024	**$**	**3,112**
Members' Contribution		(29,519)
Net Income		87,825
Balance—December 31, 2025	**$**	**61,418**

See accompanying notes to financial statements.

LSG Inc. (f.k.a LSG LLC)
Statements of Cash Flows
(Unaudited)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$ 87,825	$ 40,232
Changes in Operating Assets and Liabilities:		
Accounts Receivable	(29,315)	(12,624)
Prepaids and Other Current Assets	5,028	(9,144)
Accounts Payable	76	13,487
Credit Cards	5,827	9,124
Net Cash Provided by Operating Activities	**69,441**	**41,075**
CASH FLOW FROM FINANCING ACTIVITIES		
Members' Distribution	(29,519)	(37,190)
Net Cash Provided by Financing Activities	**(29,519)**	**(37,190)**
Change in Cash	**39,922**	**3,885**
Cash —Beginning of The Year	3,955	70
Cash—End of The Year	**$ 43,877**	**$ 3,955**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ -	$ -
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statement

1. NATURE OF OPERATION

LSG Inc. (f.k.a LSG LLC) was formed on January 17, 2020, in the state of Delaware. The financial statements of LSG Inc. (f.k.a LSG LLC) (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Stowe, Vermont.

The Company is a technology and solutions provider serving the legal industry, with a focus on legal spend management, legal bill review, and enterprise legal management. The Company develops and supports proprietary software platforms, including Mercury ELM, Quark, and Bilr, serving insurance organizations, third-party administrators, corporations, and law firms. The Company also continues to enhance its technology offerings through the development and integration of AI and machine learning capabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company's cash did not exceed FDIC insured limits.

Accounts Receivable
Accounts receivable are stated at the amount expected to be collected, net of any allowance for expected credit losses. The Company adopted ASU 2016-13, Financial Instruments – Credit Losses (ASC 326), effective January 1, 2023, using the modified retrospective approach. The adoption did not have a material impact on the Company's financial statements.

The Company primarily provides services to business customers. Certain customers are invoiced for services provided and generally remit payment within a short period following invoicing, while other customers make payments through the Company's website or mobile application. Accordingly, accounts receivable primarily consist of amounts due from invoiced customers and other amounts pending collection in the ordinary course of business.

Management evaluates expected credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. Due to the immaterial nature of receivables and historical collection experience, the Company determined that no allowance for expected credit losses was necessary as of December 31, 2025, and 2024.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3)

measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

he Company generates revenue primarily from its legal technology solutions and related services, including access to its software platforms, implementation, maintenance, support, and other related services. Revenue from subscription and other services provided over a contractual period is recognized over time as the services are provided. Revenue from implementation or other distinct services is recognized when or as the applicable performance obligation is satisfied.

Cost of Service
Cost of services consists primarily of costs directly associated with providing the Company's services to customers, including project-related costs, subcontractor costs, and other direct costs incurred in delivering customer services.
Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
>
> ***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
>
> ***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs
Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $2,256 and $5,609, which is included in sales and marketing expenses.

Related Party Transactions
The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2025	2024
Prepayments	4,116	9,144
Total Prepaids and Other Current Assets	**$ 4,116**	**$ 9,144**

4. MEMBERS' EQUITY

At December 31, 2025 and 2024, the Company was organized as a Delaware limited liability company and its equity was held by its sole member. Accordingly, equity for the periods presented is classified as member's equity. See Note 8 for the Company's subsequent conversion to a Delaware corporation.

The following table summarizes the units outstanding as of December 31, 2025:

As of December 31, 2025	
Member's name	**Ownership percentage**
Gary R Markham	100.0%
TOTAL	**100.0%**

The Company is a Delaware limited liability company and is governed by its Members in accordance with its Limited Liability Company Agreement. The Company is authorized to issue a single class of limited liability company interests. Each Member's percentage interest is generally determined based on the Member's Capital Account relative to the aggregate Capital Accounts of all Members. Profits and losses are generally allocated, and cash distributions are generally made, in accordance with the Members' respective percentage interests.

The Company is managed by its Members, and the affirmative vote of all Members is required for Company action. Additional capital contributions, admission of additional Members, and transfers of membership interests generally require the consent of all Members. Members do not receive compensation for services rendered solely in their capacity as Members.

A Member may resign or withdraw from the Company only with the consent of all Members. Upon a permitted resignation or withdrawal, the Member is entitled to receive the fair value of its interest, determined as of the date the Member ceases to be a member of the Company.

On August 13, 2026, the Company converted from a Delaware limited liability company to a Delaware corporation. In connection with the conversion, the membership interests of the LLC were exchanged for shares of the Company's common stock based on the relative ownership interests of the members immediately prior to the conversion.

5. INCOME TAXES

The Company is organized as a limited liability company and is treated as a partnership for U.S. federal and state income tax purposes. As such, the Company is generally not subject to federal income taxes. Instead, the Company's taxable income or loss is passed through to its members and is reported on the members' individual income tax returns.

Accordingly, no provision for federal or state income taxes has been recorded in the accompanying financial statements.

The Company evaluates uncertain tax positions in accordance with accounting guidance for income taxes. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained upon examination by the relevant taxing authorities. Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require recognition or disclosure in the financial statements.

The Company's tax returns are subject to examination by federal and state taxing authorities generally for a period of three years from the date the returns are filed. As of December 31, 2025, the Company had no examinations in progress.

6. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

There are no related party transactions as of and for the years ended December 31, 2025 and 2024.

8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions occurring after December 31, 2025 through September 1, 2026.

On August 13, 2026, the Company filed a Certificate of Conversion and Certificate of Incorporation with the Delaware Secretary of State, pursuant to which LSG LLC, a Delaware limited liability company, completed a statutory conversion into LSG Inc., a Delaware corporation. The conversion continued the existence of the Company as a Delaware corporation under the name LSG Inc.

The Certificate of Incorporation authorizes the Company to issue 1,000,000 shares of common stock with a par value of $0.001 per share. All authorized shares are common shares of a single class, and no preferred shares are authorized.

Immediately prior to the conversion, Gary R. Markham held 100% of the membership interest in LSG LLC. Following the conversion, an aggregate of 100,000 shares of common stock were issued or transferred to two other shareholders. As a result, the Company had 800,000 shares of common stock issued and outstanding, consisting of 700,000 shares held by Gary R. Markham and an aggregate of 100,000 shares held by the two other shareholders.

The conversion was a nonrecognized subsequent event because it occurred after the balance sheet date. Accordingly, the accompanying financial statements as of and for the years ended December 31, 2025 and 2024 continue to reflect the historical capital structure and member's equity of LSG LLC and have not been retrospectively reclassified to common stock and additional paid-in capital. The conversion did not result in a remeasurement of the Company's assets or liabilities and did not change total equity or the previously reported results of operations or cash flows for the periods presented.

Before August 13, 2026, the Company's taxable income or loss was reportable by its owner rather than being subject to federal corporate income tax at the Company level. Effective with the conversion, the Company became subject to federal and applicable state corporate income taxes. Any deferred-tax assets or liabilities resulting from the change in tax status are recognized as of the conversion date and are not reflected in the accompanying financial statements as of December 31, 2025 and 2024. Management evaluated the resulting deferred-tax consequences and determined that an estimate of the financial could not be reasonably made.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN LSG · SOFTWARE & SERVICES

Aiming to Power the Future of the Global Legal Industry

Legal industries need technology driven solutions to manage legal spend, streamline workflows since the industry spends billions in legal cases and a disorganized process. LSG is a technology company transforming legal operations through AI-powered solutions.Our technology has helped large organizations save up to 11% of legal spend i...

Show more

GET EQUITY

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Building the Future of
AI-Powered
Legal Spend
Management

GET EQUITY
$7.50 Per Share

MIN INVEST	VALUATION
$495	$6M

REASONS TO INVEST

01 An Established Business Solving a Large Enterprise Problem

Legal spend represents a significant cost for large corporations and insurance organizations, yet controlling it remains a challenge due to the need for specialized expertise, processes, and technology.

LSG has built its business around this problem, combining legal fee auditing expertise with enterprise technology and AI.

Our legal bill review solutions have generated more than $500 million in value for clients, with average savings of 6–11% across clients from 2023 to 2026. Individual client results vary.

02 Proprietary AI Built Around a Real Business Need

AI is changing enterprise software, but high-stakes legal and insurance workflows require more than general-purpose AI.

LSG's Quark is purpose-built for automating the entire legal invoice review process. It combines AI with legal billing knowledge to identify challenges and designed to automate up 95% of the compliance checking effort, enabling faster workflow and significant savings for organizations.

The solution addresses a market demand, designed to enable vendors to potentially achieve millions in savings through automation.

This creates an opportunity to turn LSG's established legal review expertise into a scalable technology-driven model.

03 An Integrated Platform With Multiple Growth Opportunities

Legal organizations increasingly need integrated technology to manage the full legal operations and billing lifecycle, from matter and vendor management to

billing, compliance, and invoice review. LSG addresses this need with a connected suite of technology and solutions designed to improve efficiency, control costs, and strengthen visibility.

Mercury: Manages legal operations across matters, budgets, vendors, performance, and workflows in one platform. Effectively, a complete enterprise legal management platform.

Bilr: Cutting-edge legal billing technology combining AI-powered compliance checks, timekeeping, and billing workflows specific to Law Firms.

Quark: AI-powered legal invoice intelligence that enhances automated invoice review and spend control.

Together, we believe these solutions create an integrated legal operations ecosystem serving corporate legal departments, insurers, law firms, and other enterprises—creating opportunities for cross-selling, deeper customer relationships, and expansion across the legal operations and billing lifecycle.

TEAM



Gary Roy Markham
CHIEF EXECUTIVE OFFICER, BOARD MEMBER

Driving LSG's vision to transform legal operations through technology, expertise, and AI.



Silvia Susana Ribeiro
FINANCE CONTROLLER, BOARD MEMBER

Strengthening LSG's financial foundation and supporting disciplined, scalable growth.



Navavi Abdul Aziz
VP OF BUSINESS DEVELOPMENT, BOARD MEMBER

Expanding LSG's market reach and building strategic relationships across legal technology and AI.

THE PITCH

Legal Operations Are Ready for a More Intelligent Approach

Corporate legal departments, insurance organizations, and law firms manage significant legal expenses across matters, outside counsel, invoices, budgets, time entries, and billing requirements.

Yet many of these processes remain complex and time-consuming. Legal invoices can contain thousands of time entries, expenses, billing codes, rates, and supporting documents. Reviewing and managing this information manually requires specialized expertise and significant resources.

LSG was built to solve this problem.



QUARK AI INVOICE REVIEW SUMMARY


100%
Quark AI Review Status
90%
UTBMS Code Compliance
96%
Narrative Clarity Compliance
4.75%
Budget Burn
Time Spent on Legal Task
Billing Guideline violation
100%
Rate Compliance
Block Billing Line Items
Lawyer performing Paralegal Task
Duplicate Entry Detection
Phase Level Summary

We combine legal expertise, enterprise technology, legal billing technology, and artificial intelligence to help organizations manage legal operations, control legal spend, improve billing compliance, and automate repetitive processes.

Today, LSG's solutions span the below complementary areas:

Enterprise Legal Management: Mercury provides a centralized environment for managing legal matters, budgets, vendors, rates, documents, and workflows.

Legal Billing & Timekeeping: With Bilr law firms and legal professionals can capture time, manage legal billing, and streamline billing workflows.

AI Bill Review: Quark uses AI to automate legal invoice review, validate backup receipts, identify billing exceptions, and accelerate invoice approvals.

Our opportunity is to make legal operations more efficient, measurable, connected, and intelligent.

OUR SOLUTION

Connected Approach to Legal Operations.

LSG combines services and technology to address different stages of the legal operations and legal spend lifecycle.

Enterprise Legal Management

Mercury allows organizations to manage legal matters and assignments, budgets, vendors, law firm rates, documents, performance, and operational workflows from a centralized environment.

Legal Billing & Time Recording

Bilr provides legal billing and timekeeping capabilities designed to help law firms and legal professionals efficiently capture billable work, manage billing workflows, and improve billing accuracy and visibility. Including speech to text, multiple task auto-timers and many other core features, means that Bilr offers a robust legal operational support toolset.

By connecting time recording with legal billing, Bilr streamlines the operational processes that occur before a legal invoice reaches the review stage.

AI Bill Review

Quark brings AI-powered automation to legal invoice review and compliance monitoring.

It can review invoices at scale, validate backup receipts, identify billing guideline violations, analyze billing codes, and support invoice resolution.

Quark is designed to automate up to 95% of review effort, helping organizations move toward faster and more consistent invoice processing.

Together

These solutions create a broader legal operations ecosystem combining matter management, time recording, legal billing, enterprise software, and AI. Quark is built into Mercury and Bilr and can simply be integrated into most 3rd party applications via secure API.

THE MARKET & OUR TRACTION

A Large and Recurring Enterprise Need

Legal spend management is not a one-time problem.

Organizations continuously work with outside counsel, manage legal matters, process invoices, monitor budgets, and enforce billing requirements.

As legal operations become more data-intensive and organizations look for greater efficiency, the need for better systems to manage legal spend and billing becomes increasingly important.

LSG operates across this intersection of:

- Legal spend management
- Enterprise legal management
- Legal Billing and Timekeeping
- AI-powered invoice review

Established Client Value

LSG reports having generated more than $500 million in value for global clients through its AI Bill Review and bill audit services. Individual client results vary.

Organizations using LSG's solutions have achieved **up to 11% savings**, demonstrating the potential of AI-powered invoice review to identify billing issues, improve compliance, and strengthen legal spend control.

Real-World Results

For a leading insurance organization, LSG's combined Mercury and Quark solution helped reduce discrepancy in legal over spend reducing as much as 11% annually

The engagement also reduced invoice review time from:

The engagement also reduced invoice review time from:

4 Hours ➞ less than a minute

LSG studies indicate that a client may achieve up to 6x ROI through its solutions in a given year. Individual client results vary.

An Established Foundation

LSG's materials also identify clients ranging from Fortune 500 organizations such as Coca-Cola, United Airlines, BRIT, supported by a team of lawyers and legal fee auditors.



LSG TRACTION DASHBOARD
Measurable Results. Real Impact.
AI-powered legal bill review delivering measurable value for global organizations.
$500M+
Value Generated
Generated for global clients through bill review and audit services
Up to 11%
Savings in a Given Year
Organizations using LSG's solutions achieved up to 11% savings.
Cutting Manual Effort
Significantly cutting manual review effort through intelligent, context-aware AI
Up to 6x
Reported ROI
LSG studies indicate clients have achieved up to 6x ROI
1500+
Proven billing guideline violations detected
Built on Trust. Driven by Results.
Trusted by global enterprises to control legal spend, improve compliance, and drive better business outcomes.

Figures reflect results reported by LSG based on internal client data and are not necessarily representative of the results any individual client will achieve. Savings and ROI figures reflect the highest result achieved in a single year on individual client engagements, with ROI measured against fees paid to LSG. Past results do not guarantee future performance.

WHY INVEST

01. An Established Problem With Measurable Value

LSG is addressing an established enterprise problem: managing legal costs, billing compliance, and complex legal operations.

The company's legal bill review business has already demonstrated measurable client savings and operational improvements.

02. AI Built on Existing Legal Expertise

LSG's AI opportunity is supported by an existing legal operations business.

Quark is not positioned as a standalone general-purpose AI tool. It is purpose-built for legal invoice review and incorporates capabilities such as billing guideline detection, receipt validation, and billing code analysis.

This allows LSG to combine domain expertise + technology + AI.

03. Multiple Solutions Create Expansion Opportunities

LSG has three complementary solution areas:

- Enterprise Legal Management
- Legal Billing & Time Recording
- AI Bill Review/Compliance

We believe this gives LSG the ability to address different customer needs across the legal operations lifecycle while creating opportunities to

expand relationships across legal departments, insurers, enterprises, and law firms.

Mercury, Bilr, Quark are designed as complementary components of a broader legal operations and legal spend management ecosystem.

THE ROAD AHEAD

Innovating the Future of Legal Operations

LSG plans to continuously enhance its existing products, add advanced features and AI capabilities, and develop new solutions to address the evolving needs of legal operations.

By expanding Mercury, Bilr, and Quark and creating new technology solutions, LSG aims to build a more connected, intelligent, and scalable legal technology ecosystem.

Our vision:

Continuously innovate and expand our solutions to transform how legal operations are managed.

FAQ

1. What does LSG do?

LSG provides legal technology and services designed to help organizations manage legal operations, control legal spend, improve billing compliance, streamline legal billing, and automate invoice review.

2. What are LSG's core solutions?

LSG's core solutions are Mercury - Enterprise Legal Management (ELM), Bilr - Legal Billing & Timekeeping, and Quark AI Bill Review. Together, they address legal spend management, matter and workflow management, time recording, legal billing, invoice auditing, and AI-powered automation.

3. What is Bilr?

Bilr is LSG's legal billing and timekeeping solution designed for law firms and legal professionals. It enables users to capture billable work, manage billing workflows, and improve billing accuracy and visibility.

4. How do LSG's solutions work together?

LSG's solutions address different stages of the legal operations lifecycle: Mercury provides legal matter and workflow management, Bilr streamlines timekeeping and legal billing, and Quark provides AI-powered invoice review and automation. Together, they create a connected approach to legal operations and legal spend management.

5. What makes LSG different?

LSG combines legal expertise, enterprise legal management software,

legal billing and timekeeping technology, and AI rather than relying on a single technology layer. This allows LSG to address multiple stages of the legal operations and legal spend lifecycle.

ABOUT

HEADQUARTERS
11767 south dixie hwy, unit 262
Miami, FL 33156

WEBSITE
lsg.com ↗

Legal industries need technology driven solutions to manage legal spend, streamline workflows since the industry spends billions in legal cases and a disorganized process. LSG is a technology company transforming legal operations through AI-powered solutions.Our technology has helped large organizations save up to 11% of legal spend in a given year by streamlining legal spend management and billing workflows. The solution addresses a market demand, designed to enable vendors to potentially achieve millions in savings through automation.

TERMS

Overview

Company: LSG

Price Per Share: $7.50

Valuation: $6M

Deadline: Dec. 24, 2026 at 2:59 AM EST

Funding Goal: $20K - $1.23M

Min Investment: $495

Max Investment: $1,234,995

Offering Type: Equity

Min Number of Shares Offered: 2,666

Max Number of Shares Offered: 164,666

Shares Offered: Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares.

SEC Recent Filing   Offering Memorandum

Financials +

Risks +

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest any amount within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $1,000+ within the first 2 weeks and receive 12% bonus shares.

Early Bird 3: Invest $2,500+ within the first 2 weeks and receive 15% bonus shares.

Early Bird 4: Invest $5,000+ within the first 2 weeks and receive 18% bonus shares.

Early Bird 5: Invest $25,000+ within the first 2 weeks and receive 20% bonus shares.

Flash Perk 1: Invest $1,000+ between days 35 – 40 and receive 10% bonus shares.

Flash Perk 2: Invest $1,000+ between days 60 – 65 and receive 10% bonus shares.

Flash Perk 3: Invest $1,000+ between days 85 – 90 and receive 12% bonus shares.

Amount-Based Perks

Tier 1: Invest $2,500+ and receive 4% bonus shares.

Tier 2: Invest $5,000+ and receive 8% bonus shares.

Tier 3: Invest $10,000+ and receive 12% bonus shares.

Tier 4: Invest $25,000+ and receive 18% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

LSG Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $7.50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

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S | LSG

LEGAL DISCLAIMER

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Millions in legal overspend go undetected across the industry in legal billing. LSG is the global technology company closing that gap, serving insurance carriers, TPAs, corporate legal teams, and law firms across the US, Europe, and Asia, uncovering hidden costs and saving clients millions.

Three connected solutions in one vision is what LSG is all about. LSG's solutions are built for serving industries like pharmaceuticals, manufacturing, construction, entertainment, aviation, and large law firms.

Our platform handles the full matter life cycle from open to close with built in AI invoice review and law firm performance scoring.

It's a complete decision making platform for tracking legal spend, forecasting budgets, and turning insights into action. One dashboard shows it all, savings, average litigation age, and spend trends all at a glance.

LSG has helped large organizations save up to eleven percent of legal spend in a given year.

Hello. My name is Gary Markham, president and cofounder of LSG. We are a software solutions company focused on AI powered spend, matter, and compliance management platforms, as well as time recording, billing, and payment SaaS apps. The legal tech space is growing.

Leading research companies indicate that the market is projected to grow by over a hundred percent in the next eight years to seventy five billion dollars per annum. That is significant. Law firms and law departments currently spend under five percent of their budget on technology. However, this is changing, helping to fuel growth in the sector.

These trends offer LSG an opportunity to drive new business and revenues for our AI powered solutions such as Quark, Mercury ELM, and Biller. LSG is expanding. We have significant legal tech capabilities, and we continue to enhance and enrich our product suite. One way we're looking to grow is by making it easier for our clients to work with us by way of open APIs and thousands of integration options.

Come and join our exciting journey to push the envelope, generate new revenues, and grow out the client base.

LSG is pushing the technology further with Quark, a BERT based AI engine that powers Mercury's invoice review. It reads every line item, flags billing guideline violations, and predicts UTBMS codes, significantly cutting manual review effort

I think the key thing for me for choosing LSG as a partner was two things. One of which was simply they had the best software solution in the market. And secondly, they had the hunger and appetite to work with us as a partner.

Their system enables us to get a much clearer understanding down to sort of transaction level detail of our spend across the entire business.

And with Biller, LSG isn't just serving the buyers of legal services. We're embedded on the law firm side too. Biller, LSG's legal billing and time recording application, built to simplify time tracking and organize clients, matters, and timekeeper rates. LSG’s legal tech solutions have generated more than five hundred million dollars in value for clients, and we aim to build a more connected, intelligent, and scalable legal technology ecosystem.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

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<u>Minimum and Maximum Investment Amounts</u>

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STOCKHOLDERS AGREEMENT

among

LSG INC

and

EACH PERSON IDENTIFIED ON SCHEDULE A

dated as of 26 August 2026

TABLE OF CONTENTS

Stockholders Agreement

This Stockholders Agreement (this "Agreement"), dated as of [DATE] (the "Effective Date"), is entered into among LSG Inc] a Delaware corporation (the "Company"), each Person identified on Schedule A hereto (each, an "Initial Stockholder" and collectively, the "Initial Stockholders"), and each other Person who after the date hereof acquires Shares of the Company and becomes a party to this Agreement by executing a Joinder Agreement (such Persons, collectively with the Initial Stockholders, the "Stockholders").

RECITALS

WHEREAS, the Initial Stockholders have formed the Company for the purposes of conducting and operating the Business;

WHEREAS, the Company has authorized ONE MILLION (1,000,000) Shares;

WHEREAS, as of the date hereof, each Stockholder owns the number and percentage of the issued and outstanding Shares set forth opposite the Stockholder's name on Schedule A hereto; and

WHEREAS, the Initial Stockholders and the other Stockholders parties hereto deem it in their best interests and in the best interests of the Company to set forth in this Agreement their respective rights and obligations in connection with their investment in the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used herein and not otherwise defined shall have the meanings specified or referenced in this Article I.

"Acceptance Notice" has the meaning set forth in Section 4.01(c).

"Affiliate" means with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"Agreement" has the meaning set forth in the preamble.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Board" has the meaning set forth in Section 2.01(a).

"Business" means HealthGates as a health-tech technology and related services licensing company.

"Business Day" means a day other than a Saturday, Sunday, or other day on which commercial banks in the United States are authorized or required to close.

"By-Laws" means the by-laws of the Company, as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"Certificate of Incorporation" means the certificate of incorporation of the Company, as filed on January 16th 2018 with the Secretary of State of the State of Delaware, and as amended, modified, supplemented, or restated from time to time in accordance with the terms of this Agreement.

"Company" has the meaning set forth in the preamble.

"Competitor" means any Person that, directly or indirectly, competes with the Company in the Business (or any portion thereof) and/or whose business is or includes the Business (or any portion thereof).

"Confidential Information" has the meaning set forth in Section 5.04(a).

"Corporate Opportunity" has the meaning set forth in Section 5.03.

"DGCL" means the Delaware General Corporation Law, as amended from time to time and including any successor legislation thereto and any regulations promulgated thereunder.

"Director" has the meaning set forth in Section 2.01(a).

"Effective Date" has the meaning set forth in the preamble.

"Excluded Securities" means any Shares or other equity securities issued in connection with: (a) a grant to any existing or prospective consultants, employees, officers, or Directors pursuant to any stock option, employee stock purchase, or similar equity-based plans or other compensation agreement; (b) the exercise or conversion of options to purchase Shares, or Shares issued to any existing or prospective consultants, employees, officers, or Directors pursuant to any stock option, employee stock purchase, or similar equity-based plans or any other compensation agreement; (c) any acquisition by the Company of the shares of stock, assets, properties, or business of any Person; (d) any merger, consolidation, or other business combination involving the Company; (e) a share split, share dividend, or any similar recapitalization; or (f) any issuance of Financing Equity [where such Financing Equity, together with all then outstanding Financing Equity, is not equal to, and is not convertible into, an aggregate of more than 20% of the outstanding Shares on a fully diluted basis at the time of the issuance of such Financing Equity], in each case, approved in accordance with the terms of this Agreement.

"Exercise Period" has the meaning set forth in Section 4.01(c).

"Exercising Stockholder" has the meaning set forth in Section 4.01(d).

"Family Member" means with respect to any Stockholder that is a natural person, such Stockholder's Spouse, parent, sibling, descendant (including adoptive relationships and stepchildren), and the Spouses of each such natural persons.

"Financing Equity" means any Shares, warrants, or other similar rights to purchase Shares issued to lenders or other institutional investors (excluding the Stockholders [and their Affiliates]) in any arm's length transaction providing debt financing to the Company.

"Fiscal Year" means, for financial accounting purposes, January 1st to December 31st.

"GAAP" means United States generally accepted accounting principles in effect from time to time.

"Government Approval" means any authorization, consent, approval, waiver, exception, variance, order, exemption, publication, filing, declaration, concession, grant, franchise, agreement, permission, permit, or license of, from, or with any Governmental Authority, the giving of notice to, or registration with, any Governmental Authority, or any other action in respect of any Governmental Authority.

"Governmental Authority" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"Governing Documents" means the Certificate of Incorporation and the By-Laws.

"Initial Public Offering" means any offering of Shares pursuant to a registration statement filed in accordance with the Securities Act.

"Initial Stockholders" has the meaning set forth in the preamble.

"Issuance Notice" has the meaning set forth in Section 4.01(b).

"Joinder Agreement" means the joinder agreement in form and substance of Exhibit A attached hereto.

"Lien" means any lien, claim, charge, mortgage, pledge, security interest, option, preferential arrangement, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"Marital Relationship" means a civil union, domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"New Securities" has the meaning set forth in Section 4.01(a).

"Non-Exercising Stockholder" has the meaning set forth in Section 4.01(d).

"Offered Shares" has the meaning set forth in Section 3.02(a).

"Offering Stockholder" has the meaning set forth in Section 3.02(a).

"Offering Stockholder Notice" has the meaning set forth in Section 3.02(b).

"Over-Allotment Exercise Period" has the meaning set forth in Section 4.01(d).

"Over-Allotment New Securities" has the meaning set forth in Section 4.01(d).

"Over-Allotment Notice" has the meaning set forth in Section 4.01(d).

"Permitted Transferee" means with respect to any Stockholder that is an entity, any Affiliate of such Stockholder, and with respect to any Stockholder who is an individual: (a) such Stockholder's Family Member; (b) a trust under which the distribution of Shares may be made only to such Stockholder and/or any Family Member of such Stockholder; (c) a charitable remainder trust, the income from which will be paid to such Stockholder during their life; (d) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Stockholder and/or Family Members of such Stockholder; or (e) such Stockholder's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries by will or by the laws of intestate succession.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

"Preemptive Pro Rata Portion" has the meaning set forth in Section 4.01(c).

"Prospective Purchaser" has the meaning set forth in Section 4.01(b).

"Purchasing Stockholder" has the meaning set forth in Section 3.02(d).

"Related Party Agreement" means any agreement, arrangement, or understanding between the Company and any Stockholder or any Affiliate of a Stockholder or any Director, officer, or employee of the Company, as such agreement may be amended, modified, supplemented, or restated in accordance with the terms of this Agreement.

"Representative" means, with respect to any Person, any and all directors, managers, members, partners, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"ROFR Notice" has the meaning set forth in Section 3.02(d).

"ROFR Notice Period" has the meaning set forth in Section 3.02(d).

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"Shares" means shares of common stock, $0.001 nominal valye of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any share split, dividend, or combination, or any reclassification, recapitalization, merger, consolidation, exchange, or similar reorganization.

"Spousal Consent" has the meaning set forth in Section 9.19.

"Spouse" means a spouse, a party to a civil union, a domestic partner, a same-sex spouse or partner, or any individual in a Marital Relationship with a Stockholder.

"Stockholders" has the meaning set forth in the preamble.

"Subsidiary" means with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"Supermajority Approval" means with respect to any matter that must be approved by the Stockholders pursuant to this Agreement: (a) the affirmative vote of Stockholders holding at least 66 2/3/% of the issued and outstanding Shares; or (b) the [unanimous written consent of the Stockholders/written consent of the Stockholders holding at least 66 2/3% of the issued and outstanding Shares].

"Third-Party Purchaser" means any Person who, immediately prior to the contemplated transaction: (a) does not, directly or indirectly, own or have the right to acquire any outstanding Shares; or (b) is not a Permitted Transferee of any Person who, directly or indirectly, owns or has the right to acquire any Shares.

"Transfer" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Shares owned by a Person or any interest (including a beneficial interest) in any Shares owned by a Person. "Transfer" when used as a noun shall have a correlative meaning.

"Waived ROFR Transfer Period" has the meaning set forth in Section 3.02(f).

ARTICLE II
MANAGEMENT AND OPERATION OF THE COMPANY

Section 2.01 Board of Directors.

(a) Subject to Section 2.02, the Stockholders agree that the business and affairs of the Company shall be managed through a board of directors (the "Board") consisting of three (3) members (each, a "Director"). When electing Directors to serve on the Board, subject to Section 2.01(b), each Initial Stockholder shall have the right to designate [NUMBER] Directors[, who shall initially be those individuals identified on Schedule B hereto,] and each Director shall hold office until the earlier to occur of: (i) the next annual stockholders' meeting at which such Director's successor is designated by the Initial Stockholder that designated such Director as set forth in this Section 2.01(a); (ii) such Director's term of office expires as set forth in Section 2.01(b) or such Director is removed as set forth in Section 2.01(d).

(b) In the event any Initial Stockholder[, together with its Permitted Transferees,] ceases to own at least 1 % of the issued and outstanding Shares, then: (i) such Initial Stockholder shall cease to have the right to designate any Directors pursuant to Section 2.01(a); (ii) the term of office of all of the Directors designated by such Initial Stockholder shall expire; and (iii) the Directors remaining in office shall decrease the size of the Board to eliminate the resulting Director vacancies, unless the other Stockholders holding at least 1 % of the issued and outstanding Shares consent otherwise.

(c) Each Stockholder shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as stockholder, director, member of a board committee, or officer of the Company, or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to elect to the Board any individual designated by an Initial Stockholder pursuant to Section 2.01(a).

(d) Each Initial Stockholder shall have the right at any time to remove (with or without cause) any Director designated by such Initial Stockholder for election to the Board and each other Stockholder shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as stockholder, director, member of a board committee, or officer of the Company, or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to remove from the Board any individual designated by such Initial Stockholder that such Initial Stockholder desires to remove pursuant to this Section 2.01(d). Except as provided in the preceding sentence, unless an Initial Stockholder otherwise consents in writing, no other Stockholder shall take any action to cause the removal of any Directors designated by such Initial Stockholder.

(e) Subject to Section 2.01(b), in the event a vacancy is created on the Board at any time and for any reason (whether as a result of death, disability, retirement, resignation, or removal pursuant to Section 2.01(d)), the Initial Stockholder that designated such Director shall have the right to designate a different individual to replace such Director and each other Stockholder shall vote all Shares over which such Stockholder has voting control and shall take all other necessary or desirable actions within such Stockholder's control (including in its capacity as stockholder, director, member of a board committee, or officer of the Company, or otherwise, and whether at a regular or special meeting of the Stockholders or by written consent in lieu of a meeting) to elect to the Board such individual designated by such Initial Stockholder.

(f) The Board shall have the right to establish any committee of Directors as the Board shall deem appropriate from time to time. Subject to this Agreement, the Governing Documents, and Applicable Laws, committees of the Board shall have the rights, powers, and privileges granted to such committee by the Board from time to time. Any delegation of authority to a committee of Directors to take any action must be approved in the same manner as would be required for the Board to approve such action directly. Any committee of Directors shall be composed of the same proportion of Directors as the Initial Stockholders shall then be entitled to appoint to the Board pursuant to Section 2.01(a).

Section 2.02 Voting Arrangements. In addition to any vote or consent of the Board or the Stockholders of the Company required by Applicable Laws, without Supermajority Approval the Company shall not, and shall not enter into any commitment to:

(a) amend, modify, restate, waive or repeal any provisions of the Certificate of Incorporation or By-Laws;

(b) (i) make any material change to the nature of the Business conducted by the Company; or (ii) enter into any business other than the Business;

(c) adopt or modify [in any material respect] an annual budget, operating budget, or business plan for the Company;

(d) (i) subject to Section 4.01, issue or sell Shares or other equity securities of the Company to any Person; or (ii) enter into or effect any transaction or series of related transactions involving the repurchase, redemption, or other acquisition of Shares from any Person, in each case, other than any Excluded Securities approved in accordance with the terms of this Agreement or as otherwise contemplated by the terms of this Agreement;

(e) incur any indebtedness, pledge or grant Liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person in excess of $1,000,000 in a single transaction or series of related transactions, or in excess of $5,000,000 in the aggregate at any time outstanding;

(f) make any loan or advance to, or a capital contribution or investment in, any Person in excess of $100,000;

(g) appoint or remove the Company's auditors or make any changes in the accounting methods or policies of the Company (other than as required by GAAP);

(h) enter into, amend [in any material respect], waive, or terminate any Related Party Agreement [other than the entry into a Related Party Agreement that is on an arm's length basis and on terms no less favorable to the Company than those that could be obtained from an unaffiliated third party];

(i) enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, acquisition of shares of stock or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice;

(j) enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of shares of stock, or sale of assets) by the Company of any assets, individually or cumulatively, having a value in excess of $25,000, other than sales of inventory in the ordinary course of business consistent with past practice;

(k) establish a Subsidiary or enter into any joint venture or similar business arrangement;

(l) enter into or amend any material term of: (i) any employment agreement or arrangement with any senior employee of the Company; (ii) the compensation (including salary, bonus, deferred compensation, or otherwise) or benefits of any senior employee of the Company; (iii) any stock option, employee stock purchase, or similar equity-based plans; (iv) any benefit, severance, or other similar plan; or (v) any annual bonus plan or any management equity plan;

(m) settle any lawsuit, action, dispute, or other proceeding or otherwise assume any liability [with a value in excess of $10,000 or agree to the provision of any equitable relief by the Company;

(n) elect or remove (with or without cause) [any officer of the Company/the following officers of the Company: Chief Executive Officer, Chief Operating Officer:

(o) initiate or consummate an Initial Public Offering or make a public offering and sale of Shares or any other securities; or

(p) wind up, dissolve, liquidate, or terminate the Company or initiate a bankruptcy proceeding involving the Company.

Section 2.03 [Subsidiaries. With respect to any Subsidiary of the Company that is established in accordance with the terms of this Agreement, the Initial Stockholders shall have the same management, voting, and board of director representation rights with respect to such Subsidiary as the Initial Stockholders have with respect to the Company. The Initial Stockholders shall, and shall cause their Director designees to, take all such actions as may be necessary or desirable to give effect to this provision.

ARTICLE III
TRANSFER OF INTERESTS

Section 3.01 General Restrictions on Transfer.

(a) Except as permitted pursuant to Section 3.01(b) or in accordance with the procedures described in Section 3.02, each Stockholder agrees that such Stockholder will not, directly or indirectly, voluntarily or involuntarily, Transfer any of its Shares.

(b) The provisions of Section 3.01(a) and Section 3.02 shall not apply to any of the following Transfers by any Stockholder of any of its Shares:

(i) to a Permitted Transferee; or

(ii) pursuant to a merger, consolidation, or other business combination of the Company with a Third-Party Purchaser that has been approved in compliance with Section 2.02(i) or Section 2.02(j).

(c) In addition to any legends required by Applicable Laws, each certificate representing the Shares of the Company now owned or that may hereafter be acquired by the Stockholders shall bear a legend substantially in the following form:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER."

(d) Prior notice shall be given to the Company by a Stockholder of any Transfer of Shares, including Transfers to a Permitted Transferee. Prior to consummation of any Transfer by any Stockholder of any of its Shares, including a Transfer to a Permitted Transferee or a Third-Party Purchaser, such Stockholder shall cause: (i) any transferee who is not already a party to this Agreement to execute and deliver to the Company a Joinder Agreement in which such transferee agrees to be bound by the terms and conditions of this Agreement; and (ii) if the transferee is an individual, any Spouse of such transferee to execute and deliver to the Company a Spousal Consent.

(e) Notwithstanding any other provision of this Agreement, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Shares: (i) except as permitted under the Securities Act and other applicable federal or state securities laws, and then, if requested by the Company, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act; (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended; or (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company. In any event, the Board may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(f) Any Transfer or attempted Transfer of any Shares in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue be treated) as the owner of such Shares for all purposes of this Agreement and the Governing Documents of the Company.

(g) This Agreement shall cover all of the Shares now owned or hereafter acquired by the Stockholders while this Agreement remains in effect.

Section 3.02 Right of First Refusal.

(a) If at any time a Stockholder (such Stockholder, an "Offering Stockholder") receives a bona fide offer from any Third-Party Purchaser to purchase all or any portion of the Shares (the "Offered Shares") owned by the Offering Stockholder and the Offering Stockholder desires to Transfer the Offered Shares (other than Transfers that are permitted by Section 3.01(b)), then the Offering Stockholder must first make an offering of the Offered Shares to each other Stockholder in accordance with the provisions of this Section 3.02.

(b) The Offering Stockholder shall, within ten (10) [Business Days of receipt of the offer from the Third-Party Purchaser, give written notice (the "Offering Stockholder Notice") to the Company and the other Stockholders stating that it has received a bona fide offer from a Third-Party Purchaser and specifying:

(i) the number of Offered Shares to be Transferred by the Offering Stockholder;

(ii) the name of the Third-Party Purchaser;

(iii) the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(iv) the proposed date, time, and location of the closing of the Transfer, which shall not be less than sixty (60) Business Days/days from the date of the Offering Stockholder Notice.

The Offering Stockholder Notice shall constitute the Offering Stockholder's offer to Transfer the Offered Shares to the other Stockholders, which offer shall be irrevocable until the end of the ROFR Notice Period.

(c) By delivering the Offering Stockholder Notice, the Offering Stockholder represents and warrants to the Company and to each other Stockholder that: (i) the Offering Stockholder has full right, title, and interest in and to the Offered Shares; (ii) the Offering Stockholder has all the necessary power and authority and has taken all necessary action to Transfer such Offered Shares as contemplated by this Section 3.02; and (iii) the Offered Shares are free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement, or restrictions on transfer arising under applicable state or federal securities Laws.

(d) Upon receipt of the Offering Stockholder Notice, each Stockholder shall have [ten (10)/[NUMBER]] [Business Days/days] (the "ROFR Notice Period") to elect to purchase all (but not less than all) of the Offered Shares by delivering a written notice (a "ROFR Notice") to the Offering Stockholder and the Company stating that it agrees to purchase such Offered Shares on the terms specified in the Offering Stockholder Notice. Any ROFR Notice shall be binding upon delivery and irrevocable by the applicable Stockholder. If more than one Stockholder delivers a ROFR Notice, each such Stockholder (the "Purchasing Stockholder") shall be allocated the number of shares equal to the product of (i) the total number of Offered Shares and (ii) a fraction determined by dividing (A) the number of Shares owned by such Purchasing Stockholder as of the date of the Offering Stockholder Notice, by (B) the total number of Shares owned by all of the Purchasing Stockholders as of such date.

(e) Each Stockholder that does not deliver a ROFR Notice during the ROFR Notice Period shall be deemed to have waived all of such Stockholder's rights to purchase the Offered Shares under this Section 3.02, and the Offering Stockholder shall thereafter, subject to the rights of any Purchasing Stockholder, be free to sell the Offered Shares to the Third-Party Purchaser in the Offering Stockholder Notice in accordance with Section 3.02(f), without any further obligation to such Stockholder pursuant to this Section 3.02.

(f) If no Stockholder delivers a ROFR Notice in accordance with Section 3.02(d), the Offering Stockholder may, during the sixty (60)/Business Days period immediately following the expiration of the ROFR Notice Period, which period may be extended for a reasonable time not to exceed ninety (90) Business Days following expiration of the ROFR Notice Period, to the extent reasonably necessary to obtain any required Government Approvals (the "Waived ROFR Transfer Period") (and subject to the requirements of Section 3.01(d)), Transfer all of the Offered Shares to the Third-Party Purchaser on terms and conditions no more favorable to the Third-Party Purchaser than those set forth in the Offering Stockholder Notice. If the Offering Stockholder does not Transfer the Offered Shares within the Waived ROFR Transfer Period, the rights

provided hereunder shall be deemed to be revived and the Offered Shares shall not be Transferred to the Third-Party Purchaser unless the Offering Stockholder sends a new Offering Stockholder Notice in accordance with, and otherwise complies with, this Section 3.02.

(g) Each Stockholder shall take all actions as may be reasonably necessary to consummate the Transfer contemplated by this Section 3.02, including entering into agreements and delivering certificates, instruments, and consents as may be deemed necessary or appropriate.

(h) At the closing of any Transfer pursuant to this Section 3.02, the Offering Stockholder shall deliver to the Purchasing Stockholders a certificate or certificates representing the Offered Shares to be sold (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from such Purchasing Stockholders by certified or official bank check or by wire transfer of immediately available funds.

ARTICLE IV
PREEMPTIVE RIGHTS

Section 4.01 Preemptive Rights.

(a) The Company hereby grants to each Stockholder the right to purchase its pro rata portion of any new Shares (other than any Excluded Securities) (the "New Securities") that the Company may from time to time propose to issue or sell to any Person.

(b) The Company shall give written notice (an "Issuance Notice") of any proposed issuance or sale described in Section 4.01(a) to the Stockholders within [five (5)/[NUMBER]] [Business Days/days] following Board approval of such issuance or sale. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser (a "Prospective Purchaser") seeking to purchase New Securities and set forth the material terms and conditions of the proposed issuance, including:

(i) the number [and description] of New Securities proposed to be issued and the percentage of the outstanding Shares[, on a fully diluted basis,] that such issuance would represent;

(ii) the proposed issuance date, which shall be at least [twenty (20)/[NUMBER]] [Business Days/days] from the date of the Issuance Notice; and

(iii) the proposed purchase price per share.

(c) Each Stockholder shall for a period of fifteen (15) Business Days following the receipt of an Issuance Notice (the "Exercise Period") have the right to elect irrevocably to purchase, at the purchase price set forth in the Issuance Notice, the amount of New Securities equal to the product of: (i) the total number of New Securities

to be issued by the Company on the issuance date; and (ii) a fraction determined by dividing (A) the number of Shares owned by such Stockholder immediately prior to such issuance by (B) the total number of Shares outstanding on such date immediately prior to such issuance (the "Preemptive Pro Rata Portion") by delivering a written notice to the Company (an "Acceptance Notice"). Such Stockholder's election to purchase New Securities shall be binding and irrevocable. The failure of a Stockholder to deliver an Acceptance Notice by the end of the Exercise Period shall constitute a waiver of its rights under this Section 4.01 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

(d) No later than five (5)Business Days following the expiration of the Exercise Period, the Company shall notify each Stockholder in writing of the number of New Securities that each Stockholder has agreed to purchase (including, for the avoidance of doubt, where such number is zero) (the "Over-Allotment Notice"). Each Stockholder exercising its right to purchase its Preemptive Pro Rata Portion of the New Securities in full (an "Exercising Stockholder") shall have a right of over-allotment such that if any other Stockholder fails to exercise its right under this Section 4.01 to purchase its Preemptive Pro Rata Portion of the New Securities (each, a "Non-Exercising Stockholder"), such Exercising Stockholder may purchase all or any portion of such Non-Exercising Stockholder's allotment (the "Over-Allotment New Securities") by giving written notice to the Company setting forth the number of Over-Allotment New Securities that such Exercising Stockholder is willing to purchase within[five (5)Business Days/days of receipt of the Over-Allotment Notice (the "Over-Allotment Exercise Period"). Such Exercising Stockholder's election to purchase Over-Allotment New Securities shall be binding and irrevocable. If more than one Exercising Stockholder elects to exercise its right of over-allotment, each Exercising Stockholder shall have the right to purchase the number of Over-Allotment New Securities it elected to purchase in its written notice; provided, that if the Over-Allotment New Securities are over-subscribed, each Exercising Stockholder shall purchase its pro rata portion of the available Over-Allotment New Securities based upon the relative Preemptive Pro Rata Portions of the Exercising Stockholders.

(e) The Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to any New Securities not elected to be purchased pursuant to Section 4.01(c) and Section 4.01(d) in accordance with the terms and conditions set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced), provided, such issuance or sale is closed within thirty (30) Business Days after the expiration of the Over-Allotment Exercise Period; subject, however, to the extension of such thirty (30) Business Days period for a reasonable time not to exceed sixty (60) Business Days after the expiration of the Over-Allotment Exercise Period to the extent reasonably necessary to obtain any necessary Government Approvals. Prior to such proposed issuance or sale of New Securities, the Company shall cause: (i) each proposed holder of such New Securities to execute and deliver to the Company a Joinder Agreement; and (ii) if such proposed holder is an individual, any Spouse of such proposed holder to execute and deliver to the Company a Spousal Consent. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell

any New Securities without first again offering such securities to the Stockholders in accordance with the procedures set forth in this Section 4.01.

(f) The closing of any purchase by any Exercising Stockholder shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this Section 4.01, the Company shall deliver share certificates (if any) evidencing the New Securities, which New Securities shall be issued free and clear of any Liens (other than those arising hereunder, those attributable to the actions of the purchasers thereof, and restrictions on transfer arising under applicable state or federal securities Laws), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to the Exercising Stockholders and after payment therefor, duly authorized, validly issued, fully paid, and non-assessable. Each Exercising Stockholder shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale, including entering into such additional agreements as may be necessary or appropriate.

ARTICLE V
NON-COMPETE AND OTHER AGREEMENTS

Section 5.01 Non-Compete. For so long as an Initial Stockholder [and any Permitted Transferee to whom it has transferred its Shares] [has/have] the right to designate a Director pursuant to Section 2.01(a), the Initial Stockholder [and such Permitted Transferee] shall not, directly or indirectly, through one or more of any of [its/their respective] Affiliates own, manage, operate, control, or participate in the ownership, management, operation, or control of any Competitor; provided, that nothing in this Section 5.01 shall prohibit such Initial Stockholder [or Permitted Transferee] or any of [its/their] respective Affiliates from acquiring or owning, directly or indirectly:

(a) up to 2% of the aggregate voting securities of any Competitor that is a publicly traded Person; or

(b) up to 2% of the aggregate voting securities of any Competitor that is not a publicly traded Person; provided, that neither such Initial Stockholder [nor any of its Permitted Transferees], directly or indirectly, through one or more of their respective Affiliates, designates a member of the board of directors (or similar body) of such Competitor or its Affiliates or is granted any other governance rights with respect to such Competitor or its Affiliates (other than customary governance rights granted in connection with the ownership of debt securities).

Section 5.02 Blue-Pencil. If any court determines that any of the covenants set forth in Section 5.01, or any part thereof, is unenforceable because of the duration or geographic scope of

such provision, the court shall have the power to reduce the duration or scope of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable.

Section 5.03 Corporate Opportunities. Except as otherwise provided in the second sentence of this Section 5.03 and subject to each Initial Stockholder's [(and any Permitted Transferee to whom it has transferred its Shares)] obligations under Section 5.01: (a) no Stockholder nor any of its Permitted Transferees or any of their respective Representatives shall have any duty to communicate or present an investment or business opportunity or prospective economic advantage to the Company in which [the Company may, but for the provisions of this Section 5.03, have an interest or expectancy/[OTHER DESCRIPTION OF SPECIFIC BUSINESS OPPORTUNITY OR NARROWLY-DEFINED CLASS OF OPPORTUNITIES]] (a "Corporate Opportunity"); and (b) to the fullest extent permitted by Applicable Law, no Stockholder or any of its Permitted Transferees or any of their respective Representatives (even if such Person is also an officer or Director of the Company) shall be deemed to have breached any fiduciary or other duty or obligation to the Company by reason of the fact that any such Person pursues or acquires a Corporate Opportunity for itself or its Permitted Transferees or directs, sells, assigns, or transfers such Corporate Opportunity to another Person or does not communicate information regarding such Corporate Opportunity to the Company. The Company renounces any interest in a Corporate Opportunity and any expectancy that a Corporate Opportunity will be offered to the Company; provided, that the Company does not renounce any interest or expectancy it may have in any Corporate Opportunity that (i) is offered to an officer or Director of the Company whether or not such individual is also a Director or officer of a Stockholder, if such opportunity is expressly offered to such Person in his or her capacity as an officer or Director of the Company, or (ii) constitutes or arises out of Confidential Information. The Stockholders hereby recognize that the Company reserves such rights.

Section 5.04 Confidentiality.

(a) Each Stockholder acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, "Confidential Information"). In addition, each Stockholder acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to Competitors or made available to the public. Without limiting the applicability of any other agreement to which any Stockholder is subject, each Stockholder shall, and shall cause its Representatives to, keep confidential and not, directly or indirectly, disclose or use (other than in connection with the conduct of the Company's business or for the purposes of such Stockholder monitoring and analyzing its investment in the Company) [at any time], including,

without limitation, use for personal, commercial, or proprietary advantage or profit, [either during its association with the Company or thereafter,] any Confidential Information of which such Stockholder is or becomes aware. Each Stockholder in possession of Confidential Information shall, and shall cause its Representatives to, take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b) Nothing contained in Section 5.04(a) shall prevent any Stockholder from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Stockholder; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Stockholders; (vi) to such Stockholder's Representatives who, in the reasonable judgment of such Stockholder, need to know such Confidential Information and agree to be bound by the provisions of this Section 5.04 as if a Stockholder; or (vii) to any potential transferee in connection with a proposed Transfer of Shares in accordance with this Agreement, as long as such potential transferee agrees in writing to be bound by the provisions of this Section 5.04 as if a Stockholder before receiving such Confidential Information; provided, that in the case of clause (i), (ii), or (iii), such Stockholder shall notify the Company and other Stockholders of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Stockholders) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 5.04(a) shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Stockholder or any of its Representatives in violation of this Agreement; (ii) is or has been independently developed or conceived by such Stockholder without use of Confidential Information; or (iii) becomes available to such Stockholder or any of its Representatives on a non-confidential basis from a source other than the Company, the other Stockholders, or any of their respective Representatives, provided, that such source is not known by the receiving Stockholder to be bound by a confidentiality agreement regarding the Company.

(d) The obligations of each Stockholder under this Section 5.04 shall survive: (i) the termination, dissolution, liquidation, and winding up of the Company; and (ii) such Stockholder's Transfer of its Shares.] OR [The obligations of each Stockholder under this Section 5.04 shall survive for so long as such Stockholder remains a Stockholder, and for [NUMBER] years following the earlier of: (i) termination, dissolution, liquidation, and winding up of the Company; or (ii) such Stockholder's Transfer of its Shares.

ARTICLE VI
INFORMATION RIGHTS

Section 6.01 Financial Statements. In addition to, and without limiting any rights that a Stockholder may have with respect to inspection of the books and records of the Company under Applicable Laws, including the DGCL, the Company shall furnish to each Stockholder, the following information:

(a) As soon as available, and in any event within ninety (90) and one hundred and twenty (120)/ days after the end of each Fiscal Year, the audited balance sheet of the Company as at the end of each such Fiscal Year and the audited statements of income, cash flows, and changes in stockholders' equity for such year, accompanied by the certification of independent certified public accountants [of recognized national standing] selected in accordance with Section 2.02(g), to the effect that, except as set forth therein, such financial statements have been prepared in accordance with GAAP, applied on a basis consistent with prior years and fairly present in all material respects the financial condition of the Company as of the dates thereof and the results of its operations and changes in its cash flows and stockholders' equity for the periods covered thereby.

(b) As soon as available, and in any event within forty-five (45) days after the end of each fiscal quarter, the balance sheet of the Company at the end of such quarter and the statements of income, cash flows, and changes in stockholders' equity for such quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied, and certified by the Chief Financial Officer (or equivalent) of the Company.

(c) To the extent the Company is required by Applicable Laws or pursuant to the terms of any outstanding indebtedness of the Company to prepare such reports, any annual reports, quarterly reports, and other periodic reports (without exhibits) prepared by the Company as soon as available.

Section 6.02 Inspection Rights.

(a) The Company shall, and shall cause its officers, Directors, and employees to: (i) afford each Stockholder [that owns at least 10 % of the outstanding Shares] and the Representatives of each such Stockholder, during normal business hours and upon reasonable written notice, reasonable access at all reasonable times to its officers, employees, auditors, properties, offices, plants, and other facilities and to all books and records; and (ii) afford such Stockholder the opportunity to consult with its officers from time to time regarding the Company's affairs, finances, and accounts as each such Stockholder may reasonably request upon reasonable notice.

(b) The right set forth in Section 6.02(a) shall not and is not intended to limit any rights which the Stockholders may have with respect to the books and records of the Company, or to inspect its properties or discuss its affairs, finances, and accounts under the laws of the State of Delaware.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES

Section 7.01 Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company and each other Stockholder that:

(a) For each such Stockholder that is not an individual, such Stockholder is a __________________duly organized, validly existing, and in good standing under the laws of the State of ____________________.

(b) Such individual Stockholder has full capacity and, for each such Stockholder that is not an individual, [corporate/limited liability company/[OTHER]] power and authority to execute and deliver this Agreement and to perform its obligations hereunder. For each such Stockholder that is not an individual, the execution and delivery of this Agreement, the performance of its obligations hereunder have been duly authorized by all requisite [corporate/limited liability company/[OTHER]] action of such Stockholder. Such Stockholder has duly executed and delivered this Agreement.

(c) This Agreement constitutes the legal, valid, and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms [except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law)]. The execution, delivery, and performance of this Agreement require no action by, or in respect of, or filing with, any Governmental Authority by or with respect to such Stockholder.

(d) The execution, delivery, and performance by such Stockholder of this Agreement does not: (i) conflict with or result in any violation or breach of any provision of any of the governing documents of such Stockholder; (ii) conflict with or result in any violation or breach of any provision of any applicable Laws; or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

(e) Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the Shares, including agreements or arrangements with respect to the acquisition or disposition of the Shares or any interest therein or the voting of the Shares (whether or not such agreements and arrangements are with the Company or any other Stockholder).

(f) Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation, or extension thereof).

ARTICLE VIII
TERM AND TERMINATION

Section 8.01 Termination. This Agreement shall terminate upon the earliest of:

(a) the consummation of an Initial Public Offering;

(b) the consummation of a merger or other business combination involving the Company whereby the Shares become listed or admitted to trading on the NASDAQ Stock Market, the New York Stock Exchange, or another national securities exchange;

(c) the date on which none of the Stockholders holds any Shares;

(d) the termination, dissolution, liquidation, or winding up of the Company; or

(e) the agreement of the Stockholders holding [all/a majority/[PERCENTAGE]] of the issued and outstanding Shares, acting together and by written instrument.

Section 8.02 Effect of Termination.

(a) The termination of this Agreement shall terminate all further rights and obligations of the Stockholders under this Agreement except that such termination shall not effect:

(i) the existence of the Company;

(ii) the obligation of any party to this Agreement to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

(iii) the rights which any Stockholder may have by operation of law as a stockholder of the Company; or

(iv) the rights contained herein which by their terms are intended to survive termination of this Agreement.

(b) The following provisions shall survive the termination of this Agreement: Section 5.04 (as and to the extent provided in Section 5.04(d)), this Section 8.02, Section 9.04, Section 9.12, Section 9.14, Section 9.15, Section 9.16, and Section 9.17.

ARTICLE IX
MISCELLANEOUS

Section 9.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 9.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Stockholder hereby agrees, at the request of the Company or any other Stockholder, to execute and deliver such additional documents, certificates, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 9.03 Release of Liability. [Except as otherwise provided herein, in/In] the event any Stockholder Transfers all the Shares held by such Stockholder in compliance with the provisions of this Agreement without retaining any interest therein, then such Stockholder shall cease to be a party to this Agreement and shall be relieved and have no further liability arising hereunder for events occurring from and after the date of such Transfer.

Section 9.04 Notices.

(a) All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

(b) Such communications in Section 9.04(a) must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.04):

(i) if to the Company, at its principal office address;

(ii) if to a Stockholder, at the address set forth on Schedule A attached hereto;

(iii) if to a Permitted Transferee of Shares or any other Stockholder other than the Initial Stockholders (A) at the address set forth on the respective Joinder Agreement executed by such party; or (B) if an address is neither set forth on such Joinder Agreement nor provided to the Company in a notice given in accordance with this Section 9.04, at such party's last known address; and

(iv) if to the Spouse of a Stockholder: (A) if applicable, in care of the Spouse's attorney of record at the attorney's address; or (B) if the Spouse is unrepresented, at the Spouse's last known address.

Section 9.05 Agreement Prepared by Company Counsel. Each Stockholder has read this Agreement and acknowledges that:

(a) counsel for the Company prepared this Agreement on behalf of the Company and not on behalf of any Stockholder;

(b) such Stockholder has been advised that a conflict may exist between such Stockholder's interests, the interests of the other Stockholders, and/or the interests of the Company;

(c) this Agreement may have significant legal, financial planning, and/or tax consequences to the Stockholder;

(d) such Stockholder has sought, or has had the full opportunity to seek, the advice of independent legal, financial planning, and/or tax counsel of its choosing regarding such consequences; and

(e) counsel for the Company has made no representations to the Stockholder regarding such consequences.

Section 9.06 Interpretation. For purposes of this Agreement: (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and general neutral forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Exhibits, and Schedules mean the Articles and Sections of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 9.07 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 5.02, upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties

hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 9.08 Entire Agreement. This Agreement and the Governing Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency or conflict between this Agreement and any Governing Document, the Stockholders and the Company shall, to the extent permitted by Applicable Laws, amend such Governing Document to comply with the terms of this Agreement.

Section 9.09 Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement is binding upon and inures to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. This Agreement may not be assigned by any Stockholder except as permitted in this Agreement (or as otherwise consented to in writing by all the other Stockholders prior to the assignment) and any such assignment in violation of this Agreement shall be null and void.

Section 9.10 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.11 Amendment and Modification. This Agreement may only be amended, modified, or supplemented by an instrument in writing executed by the Company and the Stockholders holding [a majority of 66 2/3% of the issued and outstanding Shares[; provided, however, that any provision of this Agreement requiring the written consent or agreement of the Stockholders holding a higher percentage of the issued and outstanding Shares can only be amended by an instrument in writing executed by the Company and the Stockholders holding such higher percentage of the issued and outstanding Shares][; provided, further, however, that this Section 9.11 can only be amended with the approval of all Stockholders]. Any such written amendment, modification, or supplement will be binding upon the Company and each Stockholder.

Section 9.12 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 9.13 Governing Law. This Agreement, including all Exhibits and Schedules hereto, and all matters arising out of or relating to this Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

Section 9.14 Submission to Jurisdiction.

(a) The parties hereby agree that any suit, action, or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort, or otherwise, shall be brought in the US District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject-matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action, or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware.

(b) Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient forum. Service of process, summons, notice, or other document by certified or registered mail to the address set forth in Section 9.04 shall be effective service of process for any suit, action, or other proceeding brought in any such court.

Section 9.15 Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.16 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 9.17 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

Section 9.18 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.19 Spousal Consent. Each Stockholder who has a Spouse on the date of this Agreement shall cause such Stockholder's Spouse to execute and deliver to the Company a spousal consent in the form of Exhibit B hereto (a "Form of Spousal Consent"), pursuant to which the Spouse acknowledges that they have read and understood the Agreement and agrees to be bound by its terms and conditions. If any Stockholder should marry or engage in a Marital Relationship following the date of this Agreement, such Stockholder shall cause their Spouse to execute and deliver to the Company a Spousal Consent within 10 business days thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

The Company:

LSG Inc, a Delaware corporation

DocuSigned by:
Gary R Markham
22E8976F0158412...

By: ______________________________
Gary R Markham, Chief Executive Officer

The Stockholders:

GARY R MARKHAM

DocuSigned by:
Gary R Markham
22E8976F0158412...

By: ______________________________
Gary R Markham - Director

SILVIA S RIBEIRO

DocuSigned by:
Silvia Ribeiro
99767F678A3C4B0...

By: ______________________________
Silvia S Ribeiro - Director

NAVAVI AZIZ

Signed by:
Navavi Aziz
4E66CC9EA89E465...

By: ______________________________
Navavi Aziz - Director

SCHEDULE A

LSG Inc Detailed Cap Table

Name	Common (CS)	Outstanding Shares	Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
Gary Markham	700,000	700,000	700,000	70.00%	7000.00%
Navavi Aziz	50,000	50,000	50,000	5.00%	6.25%
Silvia Ribeiro	50,000	50,000	50,000	5.00%	6.25%
Options and RSU's issued and outstanding					
Shares available for issuance under the plan	200,000	200,000	200,000	20.00%	20.00%
Fully diluted shares	**800,000**		**800,000**	**200000.00**	**100.00%**
Fully diluted ownership	**100.00%**		**100.00%**		
Total Shares outstanding	**800,000**	**800,000**		**100.00%**	
Percentage outstanding	**100.00%**	**100.00%**			
Share Class Original Issue Price	**$0.001**				

STOCKHOLDERS

SCHEDULE B
DIRECTORS

Chief Executive Officer/Director: Gary R Markham

Finance Director: Silvia S Ribeiro

VP Business Development/Director: Navavi A Aziz

EXHIBIT A
JOINDER TO STOCKHOLDERS' AGREEMENT

THIS JOINDER (this "Joinder") to that certain Stockholders' Agreement (LSG – Stockholders Agreement – Multi Party 26Aug2026 v1.5, as amended and supplemented from time to time, the "Agreement") dated as of August 26th 2026, by and among LSG INC., a company organized under the laws of Delaware (the "Company"), and people whose names appear on its schedule A (each an "Investor"), is made and entered into as of August 26th, 2026 by and between the Company and persons named below ("Holders"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Agreement.

WHEREAS, Holder has acquired certain Shares, and the Agreement and the Company require Holder, as a holder of Shares, to become a party to the Agreement, and Holder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. Holder hereby agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed a Shareholder for all purposes thereof. In addition, Holder hereby agrees that all Shares held by Holder shall be deemed Shares for all purposes of the Agreement.

2. Permitted Transfer. For the avoidance of doubt, the parties agree that (i) the Holder is a Permitted Transferee of an Investor.

3. Voting. Holder hereby agrees to vote all Shares at any time held by Holder in the manner directed by the Agreement to the fullest extent permitted by Applicable Law.

4. Rights Particular to the Investor. Notwithstanding anything to the contrary in the Agreement or herein, Holder hereby acknowledges and agrees that none of the rights set forth in

the Agreement that are particular to the Investor, if any, shall be deemed to have been Transferred to or inure to the benefit of the Holder in connection with either the acquisition of Shares by Holder from the Investor or the execution of this Joinder and all of such particular rights shall continue to be exercisable by the Investor.

5. Successors and Assigns. Except as otherwise provided herein, this Joinder shall bind and inure to the benefit of and be enforceable by the Company and its and their respective successors and assigns and Holder and any subsequent holders of Shares and the respective successors and assigns of each of them, so long as they hold any Shares.

6. Counterparts. This Joinder may be executed in separate counterparts, including by facsimile, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

7. Notices. All notices, demands or other communications to the Holder shall be directed to:

Gary R Markham – Appointed Officer, LSG Inc, 11767 Sth Dixie Hwy, Unit #262, Pinecrest, FL 33156.

8. Governing Law. EXCEPT AS SET FORTH BELOW, THIS JOINDER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF DELAWARE EXCLUDING THE CONFLICT OF LAW RULES OR PRINCIPLES THAT COULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE. ALL MATTERS WHICH ARE THE SUBJECT OF THIS JOINDER RELATING TO MATTERS OF INTERNAL GOVERNANCE OF THE COMPANY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF DELAWARE, WITHOUT GIVING EFFECT TO ANY LAW OR RULE THAT COULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN DELAWARE TO BE APPLIED.

9. Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder as of the date first above written.

DocuSigned by:
Gary R Markham
22E8976F0158412...

By:

Name: Gary R Markham

Title: Appointed Officer – LSG Inc

Date: 9/4/2026

DocuSigned by:
Silvia Ribeiro
99767F678A3C4B0...

By:

Name: Silvia S Ribeiro

Title: Finance Director – LSG Inc

Date: 9/4/2026

Signed by:
Navavi Aziz
4E66CC3EA89E465...

By:
Name: Navavi A Aziz

Title: VP Business Development/Director – LSG Inc

Date: 9/3/2026

EXHIBIT B
FORM OF SPOUSAL CONSENT

Herein, stockholders (where appropriate) elect their respective spouses to receive all the shares they own, due to reasons of death, medical or mental reasons. Spouses also acknowledge and accept the Agreement terms and conditions.

I, Gary R Markham, hereby assign all my shares and rights under this stockholder agreement to my spouse Jennifer J Markham.

By: DocuSigned by: Gary R Markham 22E8976F0158412...

I, Jennifer J Markham, acknowledge that I have read and understood the Agreement and agrees to be bound by its terms and conditions.

By: Signed by: [signature] 69461441352640A...

I, Silvia S Ribeiro, hereby assign all my shares and rights under this stockholder agreement to my spouse Clebson Ribeiro.

By: DocuSigned by: Silvia Ribeiro 99767F678A3C4B0...

I, Clebson Ribeiro, acknowledge that I have read and understood the Agreement and agrees to be bound by its terms and conditions.

By: Signed by: [signature] 141B0AF60FDF478...

I, Navavi A Aziz, hereby assign all my shares and rights under this stockholder agreement to my spouse Maha Ali Abdullah.

By: Signed by: Navavi Aziz 4E66CC3EA89E465...

I, Maha Ali Abdullah, acknowledge that I have read and understood the Agreement and agrees to be bound by its terms and conditions.

By: Signed by: Maha Ali Abdullah EB765614BD7C48F...